BY EDGAR TRANSMISSION September 26, 2008 Ms. Christina DiAngelo Mr. John Grzeskiewicz Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statements on Form N-14
Pursuant to Securities Act of 1933
Registration Nos. 333-153216, 333-153224
497 Filings: ACCESSION NUMBER: 0000898745-08-000069
and ACCESSION NUMBER: 0000898745-08-000070

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on September 18th, 2008, with respect to the Registrant’s Registration Statement on Form N-14. As we discussed during our telephone conversation on September 18th, changes in response to staff comments will be made by the Registrant in its Definitive Filings on Form 497 for the Information Statement/Prospectus relating to the Reorganization of the MidCap Growth Fund I into the MidCap Growth Fund III (“MidCap Growth Reorganization”) and the Proxy Statement/Prospectus relating to the Reorganization of the Global Equity Fund I into the International Fund I (“Global Equity Reorganization”).

Comment 1. Explain why a proxy vote was not required in the MidCap Growth Fund I into the MidCap Growth Fund III Reorganization.

     Response. Rule 17a-8 of the Investment Company Act of 1940 (the “Act”) requires MidCap Growth Fund I (the Acquired Fund) to hold a shareholder meeting to approve the merger unless: (1) no policy that under Section 13 of the Act could not be changed without a shareholder vote is materially different from a policy of MidCap Growth Fund III (the Acquiring Fund); (2) no advisory contract between the Acquired Fund and any investment adviser is materially different from an advisory contract between the Acquiring Company and any investment adviser; (3) the directors of the Acquired Fund who are not interested persons and who were elected by its shareholders will comprise a majority of the directors of the Acquiring Fund who are not interested persons; and (4) any distribution fees authorized to be paid by the Acquired Fund pursuant to Rule 12b-1 of the Act are not greater than the distribution fees authorized by the Acquiring Fund pursuant to Rule 12b-1.

As to #1: the fundamental investment restrictions of the Acquired Fund and the Acquiring Fund are identical.

As to #2: The management fee schedule for the Acquired Fund is, at each breakpoint, the same as or lower than the management fee schedule for the Acquiring Fund.

As to #3: the independent directors of the Acquired Fund and the Acquiring Fund are identical.

As to #4: the distribution fees that the Acquired Fund has authorized under Rule 12b-1 are the same as the distribution fees that the Acquired Fund has authorized under Rule 12b-1.

Although the proposed merger will effect a change in advisers for the shareholders of the Acquired Fund and the Acquiring Fund through the addition of Mellon as an additional sub-adviser to the Acquiring Fund, we believe the Acquired Fund is not required to hold a shareholder meeting to approve the merger because the Acquired Fund and the Acquiring Fund have obtained Manager of Managers relief. The relief allows each Fund to retain and terminate advisers without meeting the normal Investment Company Act requirement to obtain shareholder approval of such changes. Under the Manager of Managers relief, the Acquired Fund could change its sub-adviser without obtaining shareholder approval--and that change, by itself, would do nothing to improve the expense ratios of the Acquired Fund. In the proposed merger, management expects the expense ratios for all share classes of the Acquired Fund to improve except one, which management expects to stay the same, after an expense cap. Management believes that, in these circumstances, the Acquired Fund should not have imposed on it the expense of obtaining shareholder approval of a transaction that will result in more benefit to the Acquired Fund shareholders than a transaction under the Manager of Mangers relief, which could be completed without shareholder approval. The release announcing adoption of Rule 17a-8 (Release No. IC-25666) supports management's view by making clear that the purpose of the Rule is to require shareholder approval of a merger when the merger would result in a change that, in a context other than a merger, would require a shareholder vote under the Investment Company Act. As a result of the Manager of Managers relief, the addition of a sub-adviser to the Acquiring Fund that will be effected in the merger is not a change that, in a context other than the merger, would require a shareholder vote under the Investment Company Act. Here is an excerpt from the Release, highlighted to show the most relevant part:

“We are also adopting an amendment that requires the acquired fund, in a merger relying on rule 17a-8, to have the merger approved by its shareholders in certain circumstances. (18) In the Proposing Release we expressed concern that funds were increasingly organized (or reorganized) under state laws that did not require shareholder approval of mergers, which could deny shareholders a voice in an important change in their investment. (19) Most commenters supported requiring acquired companies to obtain shareholder approval, but in light of the costs of proxy solicitations, urged us to limit the requirement. One commenter recommended that we require shareholder approval only when the merger would result in a change that, in a context other than a merger, would require a shareholder vote under the Investment Company Act. We believe such an approach has merit because it would preserve important values embodied in the Investment Company Act while reducing the need for a fund to incur the expense of soliciting proxies when the merger may not raise significant issues for shareholders.”

Comment 2. Include a total of the estimated expenses the Funds are likely to incur as a result of the respective Reorganizations.

     Response. The estimated expenses for the Reorganizations have been included under the section titled “Capitalization”.

Comment 3. If there are planned material dispositions of securities as a result of the proposed Reorganizations, disclose the estimated trading costs and capital gains that will result from such dispositions.

     Response. There will be no material disposition of securities in connection with the MidCap Reorganization. The estimated trading costs and capital gains for the Global Equity Reorganization have been included under the section titled “Capitalization”.

Comment 4. Revise the sales charge for Class A shares for the MidCap Growth Reorganization.

     Response. The sales charge has been corrected to reflect 5.50% .

Comment 5. Include a footnote to the fee table for both Reorganizations stating that the expense ratios do not include the estimated expenses associated with the Reorganization.

     Response. Appropriate footnotes have been added.

Comment 6. Disclose to the Commission what operating expenses have increased as described the footnote 2 to the Annual Fund Operating Expenses table for the Global Equity Reorganization and footnote 1 to the Annual Fund Operating Expenses table for the MidCap Growth Reorganization.

     Response. As of February 29, 2008, the funds are required to pay custody fees, directors’ expenses, and audit fees. This change increased “Other Expenses” for the Global Equity Fund I by .11%, the International Fund I by .04%, and .01% for both the MidCap Growth I and the MidCap Growth III Funds.

Comment 7. For the MidCap Reorganization, add language that the advisory fees would only be lower at certain asset levels.

     Response. Appropriate language has been added.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh Assistant Counsel Principal Funds, Inc.